UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,
132 Menachem Begin Road,
Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 2, 2017, Kitov Pharmaceuticals Holdings Ltd. (the “Company”) announced that the U.S. Food and Drug Administration (the “FDA”) filed the Company’s New Drug Application (the “NDA”) for KIT-302, its lead drug candidate, thereby accepting the NDA for a full review. In connection with its determination that Kitov’s application is sufficiently complete to permit a substantive review, the FDA, under the Prescription Drug User Fee Act (PDUFA), has set a target date of May 31, 2018 to complete its review. On October 2, 2017, the Company issued a press release in connection with the filing by the FDA of the NDA, “Kitov Announces Filing by FDA of New Drug Application for KIT-302”, which is attached hereto as Exhibit 99.1

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: October 2, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
Company Legal Counsel

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